PAUL HASTINGS JANOFSKY & WALKER LLP

55 Second Street

San Francisco, CA 94105

July 13, 2006	26600.00050

VIA EDGAR & UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Craig Wilson, Senior Assistant Chief Accountant

Re:	Autobytel Inc.
Item 4.01 Form 8-K
Filed June 16, 2006
File No. 000-22239

Dear Mr. Wilson:

We are writing to you on behalf of our client, Autobytel Inc. (the “Company”), in response to the Staff’s letter dated June 19, 2006 (the “Comment Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Form 8-K Filed June 16, 2006

1. “We note that on June 12, 2006 PricewaterhouseCoopers informed you that they would be resigning effective upon the completion of your June 30, 2006 Form 10-Q. Please amend your Form 8-K upon the effectiveness of their resignation to provide updated disclosures through the date the resignation became effective. Additionally, to the extent you make changes to the Form 8-K to comply with this comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.”

Response: Autobytel will file an amendment to the Form 8-K upon the effectiveness of the resignation of PricewaterhouseCoopers (“PwC”), and will provide in such amendment updated disclosures through the date the resignation becomes effective. Autobytel will obtain and file an updated Exhibit 16.1 letter from PwC that will state whether PwC agrees with the statements made in such amendment.

Securities and Exchange Commission

Attention: Mr. Craig Wilson

July 13, 2006

2. “ You disclose that the material weaknesses identified as of December 31, 2005 resulted in audit adjustments to your 2005 annual consolidated financial statements. Please provide us with a schedule of these adjustments, clearly explain the reason for each adjustment, and quantify the impact of each adjustment on pre-tax net loss. Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.”

Response: As requested, the Company has enclosed as Exhibit A, a schedule of the journal entries for adjustments resulting from the material weaknesses identified as of December 31, 2005. There are a total of four adjustments which have been numbered one through four in Exhibit A. As requested an explanation of each adjustment follows:

Adjustment # 1: During the fourth quarter of 2005, the Company entered into a contract with one of its customers. Subsequent to the contract being entered into but still within the fourth quarter of 2005 and prior to the Company performing under the contract, the customer requested that the deliverables contained within the contract be amended. The Company complied with the customer’s request but was unable to obtain an amended contract signed by the customer acknowledging the modified deliverables prior to the Company’s filing of the Form 10-K for the year ended December 31, 2005.

The Company’s initial revenue recognition assessment was based on the initial contract signed by the customer. As a result, the Company initially recorded $280,843 of revenue during the fourth quarter of 2005. Prior to the Company’s filing of the Form 10-K for the year ended December 31, 2005, the initial revenue recorded of $280,843 recorded was adjusted to zero as the amended contract had not yet been signed by the customer. This adjustment was made subsequent to the Company providing PricewaterhouseCoopers with its initial revenue assessment.

The impact of this adjustment on the Company’s 2005 pre-tax net loss was $0 as the initial revenue recorded and the subsequent revenue adjustment were both recorded within the same reporting period, being the fourth quarter of 2005.

Adjustment # 2: The Company initially recorded as of December 31, 2005 accrued liabilities and corresponding expenses for professional fees, lodging, on-line advertising, cost of sales, and tax – other based on estimates. During 2006 and prior to the filing of the Company’s Form 10-K for the year ended December 31, 2005, these liabilities were paid and settled by the Company. The resulting payments to settle these liabilities totaled $61,682 more than the estimates made by the Company.

Securities and Exchange Commission

Attention: Mr. Craig Wilson

July 13, 2006

Prior to the Company’s filing of the Form 10-K for the year ended December 31, 2005, the Company recorded additional liabilities and expenses totaling $61,682 for the period ending December 31, 2005, so that the corresponding liabilities and expenses recorded equaled the subsequent payments made by the Company to settle the corresponding liabilities. This adjustment was made subsequent to the Company providing PricewaterhouseCoopers with its initial financial statements for the year ended December 31, 2005.

The impact of this audit adjustment on pre-tax net loss was $0 as the adjustment to record the additional $61,682 of liabilities and the corresponding expenses were recorded within the same reporting period, being the fourth quarter of 2005. The fourth quarter of 2005 is also the period in which the liabilities and corresponding expenses were incurred.

Adjustment # 3: The Company made one acquisition in 2003 and two acquisitions in 2004. In connection with the 2003 acquisition and one of the acquisitions in 2004, the financial statements for the year ended December 31, 2005 initially provided to PricewaterhouseCoopers contained accrued expenses of $35,455 relating to the 2003 acquisition and accrued expenses of $84,225 relating to one of the acquisitions in 2004. After providing the initial financial statements to PricewaterhouseCoopers but prior to filing the Form 10-K for the year ended December 31, 2005, the Company further reviewed these accruals, including contacting certain vendors to whom the accruals related. Upon completion of this review, it was determined that no further amounts were due related to the 2003 and 2004 acquisitions, and as a result, the related accrual balances were reduced to $0 with a corresponding reduction in operating expenses. It was also noted during the review that an invoice for $50,000 relating to the 2004 acquisition was recorded in error as an expense in the fourth quarter of 2004 and not against the corresponding accrual.

The impact of this adjustment on pre-tax net loss for 2005 was to decrease the pre-tax loss by $119,680 or 2.0% of the total pre-tax loss of $6,030,000 (i.e., Loss before income taxes and minority interest of $5,781,000 plus minority interest of $249,000). For 2004, the corresponding adjustment related to the $50,000 invoice represents 0.8% of the 2004 pre-tax income of $6,267,000 (i.e., Income before income taxes and minority interest of $6,391,000 less minority interest of $124,000).

Adjustment # 4: The Company has a contract with one of its customers which contains a most favored nation pricing clause which applies to the customer and is reciprocal to the customer’s parent company and its subsidiaries. Prior to the Company filing its Form 10-K for the year ended December 31, 2005, it was discovered that the calculation of the liability related to this customer as a result of the most favored nation pricing clause was

Securities and Exchange Commission

Attention: Mr. Craig Wilson

July 13, 2006

understated by $44,179 for the year ended December 31, 2005. As a result, the Company recorded an adjustment increasing its liabilities by $44,179 and correspondingly reduced revenue by the same amount. This adjustment was made subsequent to the Company providing PricewaterhouseCoopers with its initial financial statements.

The impact of this audit adjustment on pre-tax net loss for 2005 was to increase the pre-tax loss by $44,179 or 0.7% of the total pre-tax loss of $6,030,000 (i.e., Loss before income taxes and minority interest of $5,781,000 plus minority interest of $249,000). The adjustment for the most favored nation clause relates to prior periods, being 2003 and 2004. The adjustment related to services provided in 2003 was to understate the liability by $49,770 and for services provided in 2004 the liability was overstated by $5,591. For 2003, the corresponding adjustment related to the under-accrual of $49,770 represents 0.8% of the 2003 pre-tax income of $6,335,000. For 2004, the corresponding adjustment related to the over-accrual of $5,591 represents .08% of the 2004 pre-tax income of $6,267,000 (i.e., Income before income taxes and minority interest of $6,391,000 less minority interest of $124,000).

To quantify the impact of the adjustments discussed previously, please find Exhibit B which quantifies the total impact of the adjustments discussed.

Finally, in response to the Staff’s request that the Company make certain acknowledgements in connection with this submission, we have enclosed as Exhibit C an Acknowledgement of the Company for your consideration.

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (415) 856-7047, or by facsimile at (415) 856-7100.

Sincerely,

/s/ Thomas Pollock
Thomas Pollock, Esq. for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:	Ariel Amir, Esq. (via email) (w/o encl)

Exhibit A

Schedule of Adjustments

Adjustment #	Account Name	Dr	Cr
1	Advertising Revenue - Email Campaigns	584
	Intercompany Receivable/Payable		(584)
	Lead Fee Revenue - Monthly Flex	280,259
	Deferred Revenue		(280,843)
	Intercompany Receivable/Payable	584

2	Professional Fees-Consulting Fees	6,000
	Lodging	4,593
	Online Advertising-Page Views	16,094
	Other Advertising & Media	2,906
	Cost of Sales-Other		(1,116)
	Tax-Other	33,205
	Accrued Expenses		(61,682)

Adjustment #	Account Name	Dr	Cr
3	Accrued Expenses	82,811
	Public Company-Accounting/Taxes		(59,699)
	Public Company-SEC costs		(23,112)
	Accrued Expenses	35,455
	Public Company-Accounting/Taxes		(35,455)
	Accrued Expenses	1,414
	Miscellaneous Expense		(1,414)

4	Lead Fee Revenue - Monthly Flex	44,179
	Other Current Liabilities		(44,179)

Exhibit B

Impact Of Adjustment On Pre-Tax Income (Loss)

	2005	2004	2003
Adjustment #1	$0	$0	$0
Adjustment #2	$0	$0	$0
Adjustment #3	$119,680	$(50,000)	$0
Adjustment #4	$(44,179)	$(5,591)	$49,770

Total Impact of Adjustments	$75,501	$(55,591)	$49,770

Pre-Tax Income (Loss)	$(6,030,000)	$6,267,000	$6,335,000

Adjustment as % of Pre-Tax Income (Loss)	-1.3%	-0.9%	0.8%

Note:	This schedule quantifies the impact of the 2005 adjustments on the year ended December 31, 2005 as well as the impact of not making the applicable adjustments in the years ended December 31, 2004 and December 31, 2003.

Exhibit C

Company Acknowledgment

Attached.

Autobytel Inc.

18872 MacArthur Boulevard

Irvine, CA 92612

July 13, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Autobytel Inc.

Item 4.01 Form 8-K

Filed June 16, 2006

File No. 000-22239

Ladies and Gentlemen:

Regarding the Form 8-K filed June 16, 2006 (the “Filing”), Autobytel Inc. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure of the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AUTOBYTEL INC.

/s/ Ariel Amir
By:	Ariel Amir
Executive Vice President and
Chief Legal and Administrative Officer